                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                      OR

         [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ____________ to __________


                        Commission file number 0-18298

                       Unitrin, Inc. 401(k) Savings Plan
--------------------------------------------------------------------------------
                           A.  (Full Title of Plan)


                                 Unitrin, Inc.
                             One East Wacker Drive
                              Chicago, IL  60601
--------------------------------------------------------------------------------
     B.  (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information
--------------------


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," the Annual Report on Form 11-K for the fiscal year ended December 31, 1999, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 1999, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or are not required under ERISA.

                                                                       Pages
     -----------------------------------------------------------------------
     Independent Auditors' Report                                        1

     Statements of Net Assets Available for Plan Benefits
      at December 31, 1999 and 1998                                      2

     Statement of Changes in Net Assets Available for Plan
      Benefits for the Year Ended December 31, 1999                      3

     Notes to the Financial Statements                                 4 - 6

     Schedule of Assets Held for Investments Purposes at End of Year     7

                         Independent Auditors' Report
                         ----------------------------


The Plan Administrative Committee
Unitrin, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Unitrin, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Effective August 2, 1999, Unitrin, Inc. merged the 401(k) plans of The Reliable Life Insurance Company and Trinity Universal Insurance Company, both wholly owned subsidiaries of Unitrin, Inc., into the Plan.

                                 /s/  KPMG LLP
Chicago, Illinois
June 23, 2000

                       Unitrin, Inc. 401(k) Savings Plan

             Statements of Net Assets Available for Plan Benefits

                       As of December 31, 1999 and 1998

                            (Dollars in Thousands)

                                               1999            1998
ASSETS                                    ------------     -------------
Investments (see Note 3)                  $    170,819     $      85,500


Other Assets                                     1,629               751
                                          ------------     -------------

Net Assets Available for Plan Benefits    $    172,448     $      86,251
                                          ============     =============



The Notes to the Financial Statements are an integral part of these financial statements.

                       Unitrin, Inc. 401(k) Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1999
                            (Dollars in Thousands)


                                                                  Year Ended
                                                              December 31, 1999
-------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
 Investment Income:
   Net Appreciation (Depreciation)
    in Fair Value                                                  $  7,888
   Interest and Dividends                                             6,938
   Investment Expenses                                                 (144)
                                                                   --------
 Net Investment Income                                               14,682
                                                                   --------
 Contributions:      Employer                                         2,871
                     Participant                                     11,279
                                                                   --------
 Total Contributions                                                 14,150
                                                                   --------
 Transfers from Other Funds                                          79,808
                                                                   --------
 Transfers from Other Benefit Plans (see Note 2)                     66,880
                                                                   --------
Total Additions to Net Assets                                       175,520
                                                                   --------
Deductions From Net Assets Attributed to:
 Benefits Paid to Participants                                        9,515
 Transfers to Other Funds                                            79,808
                                                                   --------
Total Deductions from Net Assets                                     89,323
                                                                   --------
Change in Net Assets Available
 for Plan Benefits                                                   86,197
Net Assets Available for Plan
 Benefits, Beginning of the Year                                     86,251
                                                                   --------
Net Assets Available for
 Plan Benefits, End of the Year                                    $172,448
                                                                   ========

The notes to the Financial Statements are an integral part of these financial statements.

                           UNITRIN, INC. 401(k) SAVINGS PLAN
                       NOTES TO THE FINANCIAL STATEMENTS
                          December 31, 1999 and 1998

Note 1 - Basis of Presentation

The financial statements included herein have been prepared on the basis of generally accepted accounting principles.

Note 2 - Plan Description

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. ("Unitrin") and certain of its subsidiaries (collectively the "Companies"). Employees of the Companies become eligible to participate in the Plan on the first day of employment.

Subject to Internal Revenue Code limitations, participants are allowed to defer and contribute between 1% and 15% of their compensation to the Plan. Effective January 1, 1999 for certain plan participants, Unitrin began to provide a matching contribution of 50% of the first 6% of compensation contributed by each participant, monthly. For all other plan participants, the Company provides a matching contribution of 100% of the first $100 contributed by each participant and 50% of the next $400 contributed by each participant annually. For participants hired after January 1, 1997, Company contributions will be 100% vested after 5 years of employment.

The Plan provides for 100% vesting of Company contributions in the event of a change of control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in certain investment funds sponsored by the Invesco group of companies, The Dreyfus Corporation ("Dreyfus"), Fidelity Investments and in the Unitrin Common Stock Trust. Dreyfus is a direct subsidiary of Mellon Bank, N.A. An individual account is maintained for each participant and updated to reflect the participant's contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of his vested account balance at any time, subject to certain restrictions. In addition, a participant may make an in-service withdrawal from his Employee Contribution Account.

A more detailed description of the Plan provisions is found in the formal Plan documents and in summary materials distributed to Plan participants.

Effective August 2, 1999, Unitrin merged the 401(k) plans of The Reliable Life Insurance Company and Trinity Universal Insurance Company, both wholly owned subsidiaries of Unitrin, into the Plan and replaced the Plan's recordkeeper with Invesco Retirement Plan Services. Prior to the replacement, Dreyfus was the Plan's recordkeeper.

For the year ended December 31, 1999, all direct expenses associated with administering the Plan were paid by Unitrin.

Note 3 - Investments

All investments are directed by participants and held by the Plan's Trustee, Institutional Trust Company. Investments are carried at fair value based on the reported unit or share value of each investment. The number of shares comprising the participant-directed investments at December 31, 1999 was:

               Investment                     Investment Advisor              Shares
     -------------------------------    -------------------------------    ------------
     Invesco Dynamics                   Invesco Funds Group                     208,745
     Invesco Total Return               Invesco Capital Management              407,725
     IRT 500 Index                      Institutional Trust Company             345,796
     IRT Stable Value                   Institutional Trust Company          47,616,645
     AIM Value                          AIM Advisors, Inc.                      630,344
     Berger Small Cap Value             Berger Funds                             26,072
     PIMCO Total Return Fund            Pacific Investment Management Co.       138,627
     Janus Overseas Fund                Janus Mutual Funds                      104,047
     Fidelity Advisor Growth Fund       Fidelity Management & Research Co.      185,294
     Dreyfus Appreciation Fund, Inc.    Dreyfus                                 599,817
     Unitrin, Inc.                      N/A                                     345,120

Fayez Sarofim & Co. is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc. Fayez S. Sarofim, the majority shareholder of Fayez Sarofim & Co., is also a director of Unitrin. Additional information concerning the participant-directed investments is contained in the prospectuses and financial statements of the funds.

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 1999 and 1998:

      (Dollars in Thousands)
            Investment                         1999             1998
  -------------------------------             ------           ------
  Invesco Total Return                        $11,808               -
  IRT 500 Index                                12,061               -
  IRT Stable Value                             47,617               -
  AIM Value                                    30,780               -
  Fidelity Advisor Growth Fund                  8,646               -
  Dreyfus Appreciation Fund, Inc.              27,430          25,758
  Unitrin, Inc.                                12,985          11,278
  Capital Preservation Fund                         -          18,075
  Dreyfus Balanced Fund, Inc.                       -           9,128
  Fidelity Magellan Fund                            -           6,862
  Fidelity Contrafund                               -           7,399

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. In January 1996, the Plan obtained a favorable determination letter from the Internal Revenue Service. Subsequent to the receipt of the determination letter, the Plan was amended and is in process of seeking a determination letter for the amended plan. The Plan anticipates receiving a favorable determination.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant's taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993 certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant's account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Internal Revenue Code.

Taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another qualified plan or Individual Retirement Account. Distributions of Unitrin common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of "net unrealized appreciation" on such stock.

If the Plan's requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not deductible.

Note 5 - Subsequent Event

Effective April 1, 2000, Valley Group Employees' 401(k) Savings Plan was merged into the Plan.

                       Unitrin, Inc. 401(k) Savings Plan
        Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 1999
                            (Dollars in Thousands)

EIN # : 95-4255452
PLAN #: 003

                   Identity of Issuer,
Party-in-           Borrower, Lessor                                                                                     Current
interest            or Similar Party                       Description of Investment                     Cost             Value
--------        ---------------------------                -----------------------------               ---------       ------------
                Invesco Dymanics                              Mutual Fund Shares                   $      4,786     $       5,398

                Invesco Total Return                          Mutual Fund Shares                         12,938            11,808

                IRT 500 Index                                 Collective Trust                           10,922            12,061

                IRT Stable Value                              Collective Trust                           47,617            47,617

                AIM Value                                     Mutual Fund Shares                         28,444            30,780

                Berger Small Cap Value                        Mutual Fund Shares                            546               564

                PIMCO Total Return Fund                       Mutual Fund Shares                          1,389             1,372

                Janus Overseas Fund                           Mutual Fund Shares                          2,794             3,871

                Fidelity Advisor Growth Fund                  Mutual Fund Shares                          9,515             8,646

      *         Dreyfus Appreciation Fund, Inc.               Mutual Fund Shares                         26,215            27,430

      *         Unitrin, Inc.                                 Common Stock                                9,779            12,985

                Participants                                  Participant Loans (6.5% - 10.0%)            8,287             8,287
                                                                                                   --------------   --------------
                                                                                                   $    163,232     $     170,819
                                                                                                   ==============   ==============
* This party involved is known to be a party-in-interest to the Plan

See Accompanying Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the Unitrin, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by Unitrin, Inc., which is hereunto duly authorized.

                                    UNITRIN 401K SAVINGS PLAN

                                    By: Unitrin, Inc.


                                    /s/ RICHARD ROESKE
June 27, 2000                       ------------------
                                    Richard Roeske
                                    Corporate Controller

                                    (Principal Accounting Officer)